UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Exactus, Inc.
(Name of Issuer)

Common stock, par value $0.0001 per share
(Title of Class of Securities)

30066P102
(CUSIP Number)

Joe Laxague, Esq.
Laxague Law, Inc.
1 East Liberty, Suite 600
Reno, NV 89501
Tel. (775) 234-5221
Fax (775) 996-3283
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 21, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.

Timothy J. Ryan
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3. SEC Use Only
4. Source of Funds
Personal funds
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power

8,799,250
8. Shared Voting Power

n/a
9. Sole Dispositive Power

8,799,250
10. Shared Dispositive Power
n/a
11. Aggregate Amount Beneficially Owned by Each Reporting Person
8,799,250
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
22.9%
14. Type of Reporting Person
IN

ITEM 1. SECURITY AND ISSUER

(a) Name of Issuer:

Exactus, Inc.

(b) Address of Issuer's Principal Executive Offices:

4870 Sadler Road, Suite 300
Glen Allen, VA 23060

(c) Title of the class of equity securities to which this statement relates:

Common stock, par value $0.0001

ITEM 2. IDENTITY AND BACKGROUND

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

(a)
Name:

Timothy J. Ryan

(b)
Residence or business address:

4870 Sadler Road, Suite 300
Glen Allen, VA 23060

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Timothy Ryan was appointed as Executive Vice President of the Exactus, Inc. in March 2016. He was appointed as a member of our Board of Directors on February 29, 2016. Mr. Ryan was a Founder and Executive Vice President of Exactus BioSolutions. He was the Founder, and for the past seven years, Managing Director, of The Shoreham Group, a Life Sciences Advisory and Investor Relations firm. In 2012, Mr. Ryan led the successful leveraged buy-out of Merrill Industries, a manufacturer and distributor of packaging products. He currently serves on its board of directors. For the five years preceding Shoreham’s formation in 2008, he was a Senior Vice President of the Trout Group, a Life Sciences Advisory and Investor Relations firm. Prior to that, he was the Chairman of the Board of Stracq, Inc., an acquisition vehicle where he led the successful buyout of a healthcare ingredient company, Stryka Botanics, from Chapter 11 bankruptcy. On Wall Street, he has been an Investment Banker and Head of Capital Markets where he managed both public offerings and private placements. He also ran a syndicate department and managed Institutional and Retail sales teams. Mr. Ryan was a Senior Vice President of Lehman Brothers and a Principal of the Hambrecht & Quist Group. He is a graduate of Boston College.

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

No.

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

No.

(f) Citizenship:

United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On February 29, 2016, the issuer entered into a Share Exchange Agreement (the “Agreement”) with Exactus BioSolutions, Inc., a Delaware corporation (“Exactus”). Under the terms of the Agreement, the issuer acquired all of the issued and outstanding capital stock of Exactus in exchange for the issuer’s issuance of a total of 32 million shares of its newly-designated Series B-1 Preferred Stock to the former shareholders of Exactus, including Mr. Ryan, who received 1,950,000 shares of Series B-1 Preferred Stock in the exchange. These shares were subsequently converted to common stock. In addition, on March 28, 2018, Mr. Ryan was issued 11 shares of Series D Preferred Stock in payment of $137,500 in debt owing to him by the issuer. These shares of Series D Preferred Stock are convertible to a total of 2,200,000 shares of common stock, subject to a 4.99% ownership limitation contained in the applicable certificate of designation. On September 4, 2018, Mr. Ryan was issued incentive stock options to purchase a total of 225,000 shares of common stock at a price of $0.089 per share. 187,500 of these options are currently vested.

On February, 29, 2016, Mr. Ryan was issued 168,000 shares of Series B-2 Preferred Stock, which are convertible to an equal number of shares of common stock, for total consideration of $42,000 ($0.25 per share).

Of the 1,950,000 shares of Series B-1 Preferred stock subsequently converted to common stock, Mr. Ryan holds 6,500,000 of these shares of common stock through controlled entities as follows:

Company name	Shares
Willets Capital	2,950,000
Tonset Capital	2,850,000
NYTX, LLC	400,000
Brosis, LLC	300,000

ITEM 4. PURPOSE OF TRANSACTION

Mr. Ryan’s acquisition of securities in the issuer originally occurred in connection with the issuer’s Share Exchange Agreement with Exactus BioSolutions, Inc., a company co-founded by Mr. Ryan. Mr. Ryan was appointed to the issuer’s board of directors in connection with the Share Exchange Agreement, the purpose of which was to continue Exactus’ Point-of-Care diagnostics business through the issuer. Subsequent acquisitions of securities in the issuer, as detailed above, were made in payment of debt to Mr. Ryan and as compensation, respectively.

Except as otherwise described above, there are no current plans or proposals which the reporting persons may have which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Mr. Ryan’s aggregate number of beneficially owned shares of Common Stock, par value $0.0001 per share, is currently 8,799,250 shares, which does not include the 2,200,000 shares of common stock issuable upon conversion of Series D Preferred Stock, which are subject to a 4.99% ownership limitation contained in the applicable certificate of designation. Mr. Ryan has the sole power to vote and to dispose of these shares. Mr. Ryan has not effected any transactions in the issuer’s common stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are currently no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

N/A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2018
Date

/s/ Timothy J. Ryan
Timothy J. Ryan